Mail Stop 3561

September 13, 2007

Steven R. Lambert
President and Chief Executive Officer
Nissan Motor Acceptance Corporation
333 Commerce Street
Nashville, Tennessee

Re: Nissan Auto Lease Trust 2006-A
Form 10-K for the fiscal year ended March 31, 2007
Filed June 29, 2007
File No. 333-134238-01

Form 10-D for the monthly distribution period from
February 1, 2007 to February 28, 2007
Filed March 29, 2007

Dear Mr. Lambert,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Signatures

1. Form 10-K should be signed by either (a) senior officer in charge of securitization of the depositor on behalf of the depositor or (b) senior officer in charge of the servicing function of the servicer on behalf of the issuing entity. Furthermore, the same person should sign the Form 10-K and the Section 302 Sarbanes-Oxley certification. Accordingly, please revise the signature blocks for Form 10-K and the certification to clearly indicate that Steven R. Lambert

is the senior officer in charge of the servicing function of the servicer or advise. See General Instruction J(3) to Form 10-K and footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Item 1122 of Regulation AB, Compliance with Applicable Servicing Criteria

2. We note that the assessment report prepared by NMAC and the related attestation report, filed as exhibits 33.1 and 34.1 respectively, identify a material instance of noncompliance with the servicing criterion in 1122(d)(2)(i). However, you state in the body of the Form 10-K that the servicer believes that "no material impact" to the security holders resulted from these errors. Please explain why the servicer believes that no material impact resulted from the material instance of noncompliance.

3. As a follow up to the comment above, please tell us whether the material instance of noncompliance has been corrected.

General

4. The servicing criteria prescribed under Item 1122(d)(1)(iii), (d)(1)(iv), (d)(2)(iv), (d)(2)(vi), (d)(4)(ix), and (d)(4)(x) are not covered in any of the assessment or attestation reports. Please explain to us why they are not included in the reports.

Report on Assessment of Compliance with Servicing Criteria

Exhibit 33.1

5. We note that the scope of the servicing criteria included the assessment report by NMAC excludes criteria 1122(d)(2)(ii), (d)(3)(ii)-(iii), (d)(2)(iv), and (d)(3)(iv). However, these servicing criteria are not excluded in the related attestation report by Deloitte & Touche. Please revise the reports to reconcile the inconsistency.

6. We note that NMAC has elected to take responsibility for assessing compliance with the servicing criteria for certain vendors. Please represent in the assessment report that the vendors are not servicers as defined Item 1101(j) of Regulation AB. See Regulation AB Telephone Interpretation 17.06.

Servicer Compliance Statement

Exhibits 35.1 and 99.1

7. We note the assertions that NMAC has fulfilled all of its obligations under the servicing agreements in all material respects throughout the reporting period. Please explain to us why you reached such a conclusion given that NMAC's reports on assessment of compliance identified a material instance of noncompliance with criterion 1122(d)(2)(i).

Form 10-D for the monthly distribution period from February 1, 2007 to February 28, 2007

8. Please tell us why you do not disclose information regarding lease repossessions and related losses in your servicer's report.

**   **   **

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact H. Yuna Peng at (202) 551-3391 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director